Exhibit 1
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NOT  FOR  RELEASE,  PUBLICATION  OR  DISTRIBUTION  IN  WHOLE  OR IN  PART,  INTO
AUSTRALIA, CANADA OR JAPAN OR ANY OTHER JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

12 November 2008

                             WPP GROUP PLC ("WPP")
--------------------------------------------------------------------------------
                 TAYLOR NELSON SOFRES PLC ("TNS") OFFER UPDATE


Announcement of acceptance level

As at 3.00 p.m. (London time) on 12 November 2008, valid acceptances of the Offer had been received in respect of a total of 412,956,003 TNS Shares*, representing approximately 97.85 per cent. of the existing issued share capital of TNS.


Compulsory acquisition and de-listing of TNS Shares

WPP is exercising its rights pursuant to the provisions of Part 28 of the Companies Act 2006 to acquire compulsorily any remaining TNS Shares in respect of which acceptances have not been received. Compulsory acquisition notices dated 31 October 2008, together with an explanatory letter, have been sent to those TNS Share Owners who had yet to accept the Offer by such date. Unless such TNS Share Owners have subsequently accepted the Offer, it is expected that their holding of TNS Shares will be compulsorily acquired by WPP on and with effect from 12 December 2008.

As previously announced, an application is also being made to cancel the admission to trading of TNS Shares on the London Stock Exchange's main market for listed securities and to cancel the admission of the TNS Shares on the Official List. It is anticipated that the cancellations will take effect at 8.00 a.m. on 26 November 2008.


Extension of the Offer

In order to allow TNS Share Owners who have yet to accept the Offer an opportunity to receive their consideration more quickly than would otherwise be the case under the compulsory acquisition procedure, and to allow acceptance of the Offer in respect of any TNS Shares which may be issued pursuant to the exercise of options or awards granted under the TNS Share Schemes, the Offer will remain open for acceptance until further notice.

TNS Share Owners who require assistance in accepting the Offer (or who require a replacement Form of Acceptance) should telephone Computershare Investor Services stocktickerPLC (the receiving agent for the Offer), on 0870 707 1367 (from within the United Kingdom) and +44 870 707 1367 (from outside the United Kingdom). However, TNS Share Owners should be aware that Computershare Investor Services stocktickerPLC cannot provide any financial, legal or taxation advice in connection with the Offer nor any advice on the merits of the Offer.

TNS Share Owners who are in any doubt as to what action to take are recommended to seek their own personal financial advice immediately from their stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorised under the Financial Services and Markets Act 2000 if they are resident in the United Kingdom or, if not, from another appropriately authorised financial adviser in their own jurisdiction.


Proposal to introduce a new parent company

At the Court Meeting and General Meeting of WPP held on 30 October 2008, WPP Share Owners approved the scheme of arrangement (Scheme) and certain related matters in connection with the proposal to put in place a new UK-listed, placeJersey incorporated parent company for the WPP Group, called WPP plc (New
WPP). Implementation of the Scheme remains conditional on the sanction of the High Court and to permission having been granted by the UK Listing Authority to admit the New WPP Shares to the Official List and to trading on the London Stock Exchange's main market for listed securities.

The Court Hearing to sanction the Scheme is expected to take place on 18 November 2008. If the Scheme is sanctioned at the Court Hearing and the other conditions to the Scheme have been satisfied, the Scheme is expected to become effective, and dealings in New WPP Shares are expected to commence, at 8.00 a.m. on 19 November 2008.

If the Scheme becomes effective, all WPP Shares in issue at the Scheme Record Time (which is expected to be 6.00 p.m. (London time) on 18 November 2008) will be cancelled and WPP Share Owners will receive one New WPP Share for each WPP Share cancelled under the Scheme. This will include all those WPP Shares which have been or will shortly be issued to those TNS Share Owners who have validly accepted the Offer by 3.00 p.m. today in respect of their TNS Shares, representing approximately 97.85 per cent. of the existing issued share capital of TNS. Any WPP Shares which remain to be issued to TNS Share Owners after the Scheme Record Time, either as a result of validly accepting the Offer at a later date or as a result of the compulsory acquisition of their WPP Shares, will be transferred to New WPP which will issue one New WPP Share for each WPP Share so transferred to it.

Further announcements in relation to the Scheme and the proposed introduction of a new UK-listed parent company for the WPP Group will be made as appropriate.

Enquiries:

BUCHANAN COMMUNICATIONS                                +44 20 7466 5000
Richard Oldworth

MERRILL LYNCH INTERNATIONAL                            +44 20 7628 1000
Richard Taylor
Mark Astaire (Corporate Broking)

PERELLA WEINBERG PARTNERS UK LLP                       +44 20 7268 2800



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

Philip Yates
Graham Davidson

GOLDMAN SACHS INTERNATIONAL
James Del Favero                                       +1 212 902 1000
Simon Dingemans                                        +44 20 7774 1000

Capitalised terms used in this announcement have the same meaning as defined or otherwise referred to in the document sent to TNS Share Owners dated 2 October 2008.

*The number of TNS Shares for which acceptances of the Offer have been received includes an acceptance in respect of 30,000 TNS Shares held by persons presumed to be acting in concert with WPP, as previously announced.

Merrill Lynch International, Perella Weinberg Partners UK LLP and Goldman Sachs International are acting exclusively for WPP in connection with the Offer and no one else and will not be responsible to anyone other than WPP for providing the protections afforded to clients of Merrill Lynch International, Perella Weinberg Partners UK LLP or Goldman Sachs International, respectively, nor for providing advice in connection with the Offer or any matter referred to in this announcement.

The directors of WPP accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of WPP (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect its import.

IMPORTANT NOTICES

Overseas jurisdictions

The release, publication or distribution of this announcement in jurisdictions other than the United Kingdom may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than the United Kingdom should inform themselves about, and observe, any applicable legal or regulatory requirements of their jurisdictions. The Offer Document has been prepared in accordance with English law and the City Code and the information disclosed may not be the same as that which would have been disclosed if it had been prepared in accordance with the laws and regulations of jurisdictions outside England.

The availability of the Offer to persons who are not resident in and citizens of the United Kingdom may be affected by the laws of the relevant jurisdictions in which they are located.

The Offer is not being made, directly or indirectly, in or into Australia, Canada or Japan or any other jurisdiction where to do so would constitute a breach of relevant laws in that jurisdiction, and the Offer will not be capable of acceptance from or within any such jurisdiction. Accordingly, copies of this announcement are not being, and must not be, mailed or otherwise forwarded, transmitted, distributed or sent (directly or indirectly) in or into Australia, Canada or Japan or any other jurisdiction where to do so would constitute a breach of relevant laws in that jurisdiction, and persons receiving this announcement (including agents, nominees, custodians and trustees) must not mail or otherwise distribute or send it in or into such jurisdictions as doing so may invalidate any purported acceptance of the Offer.

This announcement is not an offer of securities for sale in Australia, Canada or Japan or in any other jurisdiction in which such an offer is unlawful. The new WPP Shares, which form part of the consideration under the Offer, have not been, and will not be, registered under the securities laws of Australia, Canada or Japan, and no regulatory clearance in respect of the new WPP Shares has been, or will be, applied for in any jurisdiction other than the United Kingdom. The new WPP Shares may not be offered, sold or delivered, directly or indirectly, in or into Australia, Canada or Japan or to, or for the account or benefit of, any resident of Australia, Canada or Japan except pursuant to an applicable exemption from, or in a transaction not subject to, applicable securities laws of those jurisdictions.



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
Notice to US Persons

The Offer is for the securities of a United Kingdom company and is subject to United Kingdom legal requirements, which are different from those of the United States. The Offer is being made in the United States in compliance with applicable tender offer rules under the US Exchange Act as modified by the "Tier II" exemption provided by Rule 14d-1(d) under such Act and otherwise in accordance with the requirements of the City Code. Accordingly, the Offer is subject to disclosure and procedural requirements, including with respect to withdrawal rights, offer timetable, settlement procedures and timing of payments, that differ in some respects from those applicable under US domestic tender offer procedures and law.

This announcement is not an offer of securities for sale in the United States. The new WPP Shares which form part of the consideration under the Offer have not been, and will not be, registered under the US Securities Act or under the securities law of any state, district or other jurisdiction of the United States. The new WPP Shares may not be offered, sold or delivered, directly or indirectly, in or into the United States or to, or for the account or benefit of, any US Person except pursuant to an applicable exemption from, or in a transaction not subject to, the registration requirements of the US Securities Act. Accordingly, unless WPP is satisfied in its sole discretion that the new WPP Shares can be offered, sold or delivered to a particular US Person, or for his account or benefit, pursuant to an applicable exemption from, or in a transaction not subject to, the registration requirements of the US Securities Act, a US Person who validly accepts the Offer will receive, in lieu of the new WPP Shares to which he would otherwise be entitled under the terms of the Offer, the net cash proceeds of the sale of such shares, as more fully described in the Offer Document.



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